Exhibit 99.1

Trina Solar Announces Closing of US$115 Million Convertible Senior Notes

CHANGZHOU, China, October 6, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced that it closed the offering of US$115 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”), which included the exercise in full of the option to purchase an additional US$15 million aggregate principal amount of the Notes granted by Trina Solar. Trina Solar received aggregate net proceeds of approximately US$112.1 million after deducting discounts and commissions but before offering expenses from the Notes Offering.

The Company also closed the concurrent offering of 10,333,785 American Depositary Shares (the “ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”), 2,504,000 of which (the “primary ADSs”) were offered and sold by the Company, at US$11.75 per ADS and 7,829,785 of which (the “borrowed ADSs”) were loaned to affiliates of the underwriters of the Notes (the “ADS Borrowers”), as described below. Trina Solar received aggregate net proceeds of approximately US$26.8 million after deducting discounts and commissions but before offering expenses from the ADS Offering. Trina Solar has also granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 1,125,000 ADSs in connection with the ADS Offering to cover over-allotments.

In connection with the Notes Offering, Trina Solar has entered into ADS lending agreements with the ADS Borrowers, pursuant to which Trina Solar loaned 7,829,785 borrowed ADSs to the ADS Borrowers. 4,996,000 borrowed ADS have been initially offered at US$11.75 per ADS and the remaining borrowed ADSs will be subsequently sold at prevailing market prices at the time of sale or at negotiated prices. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the Notes will hedge their investment in the Notes. The ADS Borrowers will be required to return the borrowed ADSs pursuant to the ADS lending agreements by the maturity date of the Notes. The ADS Borrowers received all of the proceeds from the sale of the borrowed ADSs. Trina Solar did not receive any proceeds from the offering of the borrowed ADSs, but received a nominal lending fee from the ADS Borrowers, which the Company intends to use for general corporate purposes. The borrowed ADSs are not outstanding for purposes of calculating earnings per share under current GAAP rules and therefore Trina Solar will not incur share dilution from the borrowed ADSs.

The Notes have been offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings, including its annual report on Form 20-F filed on April 2, 2014, the prospectus filed as part of Form F-3 on June 4, 2014 and the prospectus supplement relating to the ADS Offering filed on September 30, 2014 with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)

Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com